Monthly Report - August, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (2,407,078)     (13,868,623)
Change in unrealized gain (loss) on open            9,715,456        8,922,948
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0           11,015
      obligations
   Change in unrealized gain (loss) from U.S.          43,037          173,395
      Treasury obligations
Interest Income 			              284,925        1,868,179
Foreign exchange gain (loss) on margin deposits      (96,232)        (156,091)
				                 ------------    -------------
Total: Income 				            7,540,108      (3,049,177)

Expenses:
   Brokerage commissions 		              767,070        6,422,883
   Management fee 			               46,854          366,742
   20.0% New Trading Profit Share 	                3,317            3,317
   Custody fees 		       	                    0           18,170
   Administrative expense 	       	               91,006          751,958
					         ------------    -------------
Total: Expenses 		                      908,247        7,563,070
Net Income(Loss)			   $        6,631,861     (10,612,247)
for August, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (150,947.967    $     3,536,235    174,875,972    178,412,207
units) at July 31, 2018
Addition of 		 	              0        417,181        417,181
277.827 units on August 1, 2018
Redemption of 		 	              0    (2,651,055)    (2,651,055)
(2,238.865) units on  August 31, 2018*
Net Income (Loss)               $       146,424      6,485,437      6,631,861
for August, 2018
         			   -------------   -------------   -----------


Net Asset Value at August 31, 2018
(149,033.842 units inclusive
of 46.913 additional units) 	      3,682,659    179,127,535    182,810,194
				  =============  ============= ==============


		GLOBAL MACRO TRUST August 2018 UPDATE
                      Year to Date     Net Asset
Series	  August ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    3.59% 	   (5.66)%  $  1,149.34	  125,527.976 $   144,274,848
Series 3    3.99% 	   (2.74)%  $  1,582.53	   19,550.635 $    30,939,470
Series 4    4.14% 	   (1.60)%  $  1,963.88	    3,556.968 $     6,985,460
Series 5    3.36% 	     2.18%  $  1,532.70	      398.263 $       610,416

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					September 14, 2018
Dear Investor:

Gains from trading foreign exchange forwards and commodity and interest rate futures outweighed losses from trading equity futures.

The U.S. dollar remained strong in August on the back of solid U.S. growth and corporate profit reports and actual and anticipated interest rate increases by the Federal Reserve. Idiosyncratic trade, current account, fiscal deficit, foreign debt and political problems in a number of emerging economies, including Turkey, Brazil, India and Argentina among others, further buoyed the American dollar. The U.S. unit did settle back somewhat late in the month after news of a potential U.S.-Mexico trade deal was reported. Long dollar positions versus the currencies of Brazil, Turkey, India, Chile, Australia, New Zealand and Canada were profitable. Brexit worries led to profits from a short sterling position. Election concerns in Sweden and the reluctance of the Riksbank to raise official interest rates produced profits from a short krona trade. A short euro/long U.S. dollar position and long euro positions against the Turkish lira and Swedish krona were profitable as well. On the other hand, long dollar trades versus the Japanese yen and Swiss franc were unprofitable.

Trade concerns and political uncertainties in Europe led to some safe haven demand and long positions in German, French, and British note and bond futures were profitable. Long positions in U.S. and Aussie bond futures were profitable as well. On the other hand, trading of Italian bond futures was unprofitable.
A long JGB futures trade was unprofitable after the Bank of Japan altered its 10-year note peg to allow more movement around the zero line. Short eurodollar futures positions were also marginally unprofitable.

Short positions in corn, wheat and soybeans were profitable as the existence of sizable inventories, record recent harvests and tariff influences outweighed worries about the impact of the European heat wave on future supplies, at least for now. A long soybean meal trade was unprofitable.

Long positions in crude oil, RBOB gasoline, heating oil, and London gas oil were profitable as energy prices firmed late in August particularly following the resumption of Iranian sanctions. Larger-than-expected declines in US crude stockpiles and continuing turmoil in Venezuela during the month also underpinned prices.

Gains on short gold, copper and zinc trades fractionally outdistanced the loss on a long silver position.

Short coffee and sugar trades were marginally profitable.

Equity markets turned in mixed results in August. Currency turmoil, trade concerns, tighter Fed policy and worries about Chinese growth weighed on markets, while strong U.S. growth and profits and positive news on NAFTA negotiations provided some support. Long positions in NASDAQ and Nikkei futures and short positions in Spanish, emerging market and vix index futures registered profits. On the other hand, long positions in British and Canadian stock futures and trading of German and South African equity futures were unprofitable.


			    Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman